Squire, Sanders & Dempsey L.L.P. 221 E. Fourth St., Suite 2900 Cincinnati, OH 45202 Office: +1.513.361.1200 Fax: +1.513.361.1201

Direct Dial:   +1.513.361.1230
smahon@ssd.com

May 4, 2010

Mr. John Reynolds
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Beverages, Apparel and Health Care Services
100 F Street, North East
Washington, D.C. 20549-3561

Re:	Limoneira Company
Amendment No. 3 to Registration Statement on Form 10
Filed May 4, 2010
File No. 0-53885

Dear Mr. Reynolds:

Thank you for your comment letter of April 29, 2010, to Harold Edwards, President of Limoneira Company, in respect of the above-referenced Amendment No. 2 to Registration Statement on Form 10.  We are counsel to Limoneira Company (the “Company”) in connection with the Registration Statement and very much appreciate your comments.

Enclosed herewith (and being filed simultaneously on EDGAR) is the Company’s Amendment No. 3 to Registration Statement on Form 10, which incorporates the Company’s responses to your comments.  For your ease of reference, we have also enclosed a blackline version that is marked to show all changes and additions.  In addition, we have restated in full below your comments and the Company’s responses.  Please be advised that the information provided herein has been obtained from the Company.

Summary Compensation Table, page 50

1.	Please remove the dollar amounts of 2008 non-equity incentive plan compensation from the table and place in the related footnote.

We have revised the disclosure as suggested.  (Page 50)

Cincinnati • Cleveland • Columbus • Houston • Los Angeles • Miami • New York • Palo Alto • Phoenix • San Francisco • Tallahassee • Tampa
Tysons Corner • Washington DC • West Palm Beach  |  Bogotá+ • Buenos Aires+ • Caracas • La Paz+ • Lima+ • Panamá+ • Rio de Janeiro • Santiago+
 Santo Domingo • São Paulo  |  Bratislava • Brussels • Bucharest+ • Budapest • Frankfurt • Kyiv • London • Moscow • Prague • Warsaw
Beijing • Hong Kong • Shanghai • Tokyo            + independent network firm
www.ssd.com

Mr. John Reynolds	Squire, Sanders & Dempsey L.L.P.
May 4, 2010

Grants of Plan-Based Awards in Fiscal Year 2009, page 51

2.	Please list each grant on a separate line in this table. Please add the headings "Estimated Future Payouts ...." for both non-equity and equity awards.

We have revised the third footnote to clarify that the Company made only one grant to each executive listed on the table and that grant was made on December 24, 2008.  We also revised the two primary headings as suggested to begin with “Estimate Future Payouts Under . . .”  (Page 51)

3.
We note the second paragraph under "Annual Performance Cash-Based Incentive Bonuses" which appears to indicate that Mr. Edwards was granted an incentive award for 2009.  Please revise the table to include or explain supplementally.

The final sentence of paragraph noted above under “Annual Performance Cash-Based Incentive Bonuses” states, “Based upon our overall financial performance, our compensation committee did not award a cash bonus to Mr. Edwards for fiscal 2009.”  After review of that paragraph in light of the comment set forth above, we respectfully submit that were unable to find a reference that would appear to indicate that Mr. Edwards was granted an incentive award for 2009.

Directors Compensation Table, page 53

4.	Please confirm that the stock award amounts are calculated according to Item 402(k)(2)(iii) of Regulation S-K as revised February 28, 2010, or revise.

The Company confirms that the stock amounts are calculated according to Item 402(k)(2)(iii) of Regulation S-K as revised February 28, 2010.

Notes to the Financial Statements, page F-7

Revenue Recognition, page F-12

5.
We note your responses to comments eight, nine and ten from our letter dated April 12, 2010. We believe your sales of products sold through by Calavo and other third- party packinghouses should be accounted for under FASB ASC 605-50-45-2 (EITF 01.9), rather than FASB ASC 605-45-45 (EITF 99-19).  We believe your sales to Calavo and other third-party packinghouses involve only two parties, in which you are the producer/supplier and the packinghouse is your customer.  Title to the products transfers to the packinghouse upon delivery, and from the time the packinghouse receives the product until it is delivered to an end-customer (or reseller), the packinghouse has control of the process (e.g., inventory risk, pricing, determination of which product is delivered to its customer, selection of its customer, and credit risk for receivables).  The packinghouse is not acting as an agent, therefore the packinghouse is your customer.  Furthermore, there is not a separate supplier to which you are an agent in facilitating sales to the packinghouse as your customer.

Please provide us with your analysis of FASB ASC 605-50-45-2 in determining whether you receive an identifiable benefit for the packaging and marketing services received and whether you can reasonably estimate the fair value of the benefit identified for the packinghouse charges to pack and market the fruit.  Revise your financial statement presentation and footnotes accordingly.

Mr. John Reynolds	Squire, Sanders & Dempsey L.L.P.
May 4, 2010

We have considered the guidance noted in FASB ASC 605-50-45-2 (EITF 01-9).  The identifiable benefit we receive from our customers (i.e. the packaging and marketing services performed by the third-party packinghouses)  cannot be sufficiently separated from the third-party packinghouses’ purchase of our products.  Once the third-party packinghouse purchases our products, we cannot reasonably enter into an exchange transaction with a party other than the third-party packinghouses in order to receive the same packaging and marketing services because the purchase and accepting of our product by the third-party packinghouses is fully integrated with the packaging and marketing services that such third-party packinghouses perform.  In addition, we are not able to reasonably estimate the fair value of the benefit received from our customer (i.e. the packaging and marketing services received from the third-party packinghouses).  As such, these costs are characterized as a reduction of revenue in our Consolidated Statement of Operations in accordance with FASB ASC 605-50-45-2 (EITF 01-9).

We have revised our revenue recognition disclosure (Revenue Recognition at Page 38 and Note to Summary of Significant Accounting Policies at Page F-12) accordingly. There is no change in our financial statement presentation.

Thank you for your time and attention to Limoneira Company’s Registration Statement on Form 10.  Should you have any questions concerning the responses to your comments or the amendments to the Registration Statement being filed herewith, please do not hesitate to contact me at 1.513.361.1230.

Very truly yours,

Stephen C. Mahon

Enclosures

cc:	Ms. Janice McGuirk, Division of Corporate Finance
Mr. David Walz, Division of Corporate Finance
Mr. Ryan Milne, Division of Corporate Finance